DLA Piper LLP (US)
51 John F. Kennedy Parkway, Suite 120
Short Hills, NJ 07078-2704
www.dlapiper.com

Andrew P. Gilbert
andrew.gilbert@dlapiper.com
T	973.520.2553
F	973.520.2573

Partners Responsible for Short Hills Office:
Andrew P. Gilbert
Michael E. Helmer

July 23, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attention:   Russell Mancuso

Re:                             Liquidia Technologies, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 13, 2018

File No. 333-225960

Dear Mr. Mancuso:

This letter is submitted on behalf of Liquidia Technologies, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1, filed on July 13, 2018, to the Registration Statement on Form S-1 filed on June 28, 2018 (the “Registration Statement”), as set forth in your letter dated July 20, 2018 addressed to Neal F. Fowler, Chief Executive Officer of the Company (the “Comment Letter”).

The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes that reflect responses to the Staff’s comments.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company.  For reference purposes, the text of the comment in the Comment Letter has been reproduced herein with the Company’s response.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the Company’s responses refer to Amendment No. 2.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The Offering, page 9

1.                                      We note your disclosure that certain existing stockholders, including certain affiliates of your directors, have indicated an interest in purchasing an aggregate of approximately $30.0 million of your common stock in the offering. Please tell us whether these indications of interest could result in a shareholder acquiring more than 5% of your shares. Also tell us whether the underwriters’ obligation to purchase the offered securities would be affected by whether those who indicated an interest purchase the shares.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, except for the stockholders listed in the Principal Stockholders table on page 160 of the prospectus who already beneficially own greater than 5% of the Company’s outstanding shares, based on current indications of interest no other existing stockholders are expected to beneficially own more than 5% of our outstanding shares following the offering.

The Company also respectfully advises the Staff that, as described on page 175 of Amendment No. 2, the underwriting agreement relating to this offering, which is being filed as Exhibit 1.1 to Amendment No. 2, provides that the underwriters will agree, severally and not jointly, to purchase from the Company the number of shares of the Company’s common stock shown opposite such underwriter’s name on page 175 upon execution of the underwriting agreement, subject to standard closing conditions. Such commitment is not contingent upon, or affected by, the existing stockholders ultimately purchasing the shares that they have indicated an interest in purchasing in the offering.

Exhibit 5.1

2.                                      Please tell us why counsel refers in the second paragraph of the opinion to an agreement “in the form filed as Exhibit 1.1 to the Registration Statement” when your exhibit index indicates that exhibit 1.1 is to be filed by amendment. In this regard, given the number of shares mentioned in this exhibit, it is unclear whether the underwriting agreement will refer to an offering of a size that differs from the size mentioned in the fee table to your registration statement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Underwriting Agreement referenced in the opinion has been filed as Exhibit 1.1 to Amendment No. 2.  Additionally, counsel has removed reference to the Underwriting Agreement in its opinion filed as Exhibit 5.1 to Amendment No. 2.

3.                                      Clauses (A) and (C) in the fifth paragraph of the opinion suggest that corporate action necessary to authorize and approve the issuance of the offered securities has not yet occurred. Please provide us your analysis of why the assumptions in those clauses — other than the assumption regarding the pricing committee taking action necessary to set the sale price of the securities — are necessary and appropriate.

Response: The Company acknowledges the Staff’s comment and has filed a revised opinion of counsel as exhibit 5.1 of Amendment No. 2.  Counsel has removed clause (A) and modified the assumption in clause (C) to refer only to the assumption regarding the pricing committee taking action necessary to set the sale price of the Shares.

4.                                      We note clause (B) in the fifth paragraph of the opinion. Please provide us your analysis of why it would be appropriate for the registration statement to be declared effective if the offered shares are not authorized by the Certificate of Incorporation.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that counsel has removed clause (B) in its entirety in the opinion filed as Exhibit 5.1 to Amendment No. 2.

Signatures, page II-9

5.                                      Please include the registrant’s name on the Signatures page as required by Form S-1.

Response: The Company acknowledges the Staff’s comment and has revised the Signatures page of Amendment No. 2 accordingly.

*  *  *

[Signature page immediately follows.]

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (973) 520-2553.

Sincerely,

DLA Piper LLP (US)

/s/ Andrew P. Gilbert

Andrew P. Gilbert
Partner

Enclosures

cc: Neal F. Fowler, Liquidia Technologies, Inc.